Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400                                                          Fax: 949/673-4525

February 7, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Paul Fischer, Attorney-Advisor

Washington, D.C. 20549

RE:	First Rate Staffing Corporation

Registration Statement on Form S-1

Amendment No. 5

File No. 333-184910

Dear Mr. Fischer:

Please find attached for filing with the Securities and Exchange Commission (the “Commission”) the amendments to the Form S-1 for First Rate Staffing Corporation (the “Company”).

The following responses address the comments of the reviewing staff of the Commission as set forth in the comment letter dated December 13, 2013 (the “Comment Letter”). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form S-1.

General

1. We have considered your response to comment 1 from our letter dated November 1, 2013. We continue to believe the nature of the offering is an indirect primary offering by the company through the selling shareholders to facilitate the creation of a public market in your shares. Since the selling shareholders are considered underwriters selling on behalf of the company, Rule 415(a)(1)(i) is not available for the transaction. Therefore, sales of the securities at market prices may only be registered if Rule 415(a)(1)(x) is available, which it is not because the company is not eligible to conduct a primary offering on Form S-3. As a result, the offering price of the shares being sold by the selling shareholders must be fixed for the duration of the offering. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

Response: We have accordingly revised the disclosures throughout the prospectus to address this comment.

Risk Factors, page 7

The Series A preferred stock designated by the board of directors has substantial rights and preferences that are senior to and above the common stock of the Company, page 15

2. We note your response to comment 2 from our letter dated November 1, 2013 and your new disclosure that you anticipate issuing the Series A preferred stock to your current officers and directors some time following the effectiveness of the instant registration statement. Please disclose why you anticipate issuing the Series A preferred to your officers and directors. Disclose that the company’s board of directors has the ability to give itself and the company’s officers voting control over the company through any such issuances.

Response: The Company has updated the applicable disclosure to provide more information to address this comment.

We trust that we have responded satisfactorily to the comments previously issued by the Commission regarding the Form S-1. In addition, we have added a brief “Recent Developments” section in the early part of the S-1 at the end of the “Prospectus Summary” section – please note that the financial information in this section has not been reviewed or approved by the Company’s outside auditors.

As discussed with you, we would like to request for acceleration of the Form S-1 as soon as possible, subject to the Staff completing its review of the instant amendment to the Form S-1 and these accompanying comment responses. The Company’s goal is to try and have the S-1 declared effective, if possible, next week. Upon your approval, we can formally upload our request for acceleration and related materials.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq.
Cassidy & Associates

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